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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                   001-06081
                                                                CUSIP NUMBER
                                                                   544118

(Check one)  [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form N-SAR

For Period Ended:  December 29, 2002
                   -----------------

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

  Read Instruction (on back page: Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

    COMFORCE Corporation
    --------------------
    Full name of Registrant

    ___________________________
    (Former Name if Applicable)

    415 Crossways Park Drive, P.O. Box 9006
    ---------------------------------------
    Address of Principal Executive Office (Street and Number)

    Woodbury, New York  11797
    ------------------------
    (City, State and Zip Code)

PART II - RULES 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relieve pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.) [__]

[_]   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]   (b)    The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)    The accountant's statement or other exhibit requires by Rule 12b-25
      (c) has been attached if applicable.

PART III - NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Registrant is unable to timely file its quarterly report on Form 10-K for the period ended December 29, 2002 without unreasonable effort or expense due to its receipt at the end of the business day on March 28, 2003 of a letter from the staff of the Securities and Exchange Commission concerning the Registrant's periodic filings. The Sarbanes Oxley Act of 2002 requires that the Commission review the filings of each reporting company not less frequently than once every three years. The staff's letter of March 28, 2003 was in response to the Registrant's letter of February 18, 2003, which in turn addressed an earlier comment letter from the Commission staff. The Registrant needs additional time to review and respond to the staff's comments.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Harry V. Maccarrone
      -------------------
      (Name)

      516              437-3300
      -------------------------
      (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Attached hereto as Exhibit 1 is Registrant's press release issued March 20, 2003 addressing the Registrant's results for the quarter and year ended December 29, 2002. These results are presented in a manner consistent with Registrant's past practices. The Registrant believes that changes, if any, made in response to the comments of the Commission staff will not have a material impact on the Registrant's financial position or results of operation for fiscal 2002.

COMFORCE Corporation
--------------------
(Name of Registrant as specified in its Charter)

has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ John C. Fanning
    -------------------
         John C. Fanning
         Chairman and Chief Executive Officer

Date:  March 31, 2003

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.292 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this Chapter).